恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

82-3964

03 MAR 25 AM 7:21

03007760

Our Ref.: HASE/JY/HI/02688

21st March, 2003

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

We enclose for your information a copy of the announcement *(in English)* of the Company's interim results for the period ended 31st December, 2002 which has been advertised in newspapers on 21st March, 2003.

Yours faithfully,

John Yip
Company Secretary

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Encl.

JY/pm

dlw 4/7

HENDERSON INVESTMENT LIMITED

2002/2003

Interim Results

INTERIM RESULTS AND DIVIDEND

The Board of Directors announces that for the six months ended 31st December, 2002 the unaudited consolidated net profit of the Group after taxation and minority interests amounted to HK$794 million, representing an increase of 3% as compared with the net profit recorded in the corresponding period in the previous financial year. Earnings per share was HK$0.28.

The Board has resolved to pay an interim dividend of HK$0.11 per share to shareholders whose names appear on the Register of Members of the Company on 15th April, 2003.

CONSOLIDATED INCOME STATEMENT - UNAUDITED

	Note	For the six months ended 31st December 2002 HK$'000	2001 HK$'000
Turnover	2	600,799	599,282
Direct operating costs		(298,717)	(275,566)
		302,082	323,716
Other operating income		55,435	55,654
Loss on disposal of investments in securities		(253)	—
Unrealised holding (loss)/gain on investments in securities		(39,711)	4,546
Impairment loss on property, plant and equipment recognised		(14,318)	—
Selling and distribution costs		(24,263)	(45,833)
Administrative expenses		(83,601)	(90,896)
Other operating expenses		(341)	(10,783)
Profit from operations	2	195,030	236,404
Finance costs		(19,668)	(37,559)
Share of results of associates		747,738	674,748
Amortisation of goodwill		(22,000)	—
Profit before taxation	3	901,100	873,593
Taxation	4	(85,457)	(88,084)
Profit before minority interests		815,643	785,509
Minority interests		(21,295)	(17,311)
Net profit for the period		794,348	768,198
Dividends	5	309,906	309,906
Earnings per share	6	HK$0.28	HK$0.27

Notes to the Consolidated Income Statement (unaudited)

1 **BASIS OF PREPARATION**

The condensed interim financial statements are unaudited but have been reviewed by the Audit Committee.

The condensed interim financial statements have been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

The principal accounting policies and basis of presentation used in the preparation of these condensed interim financial statements are the same as those used in the Group's audited financial statements for the year ended 30th June, 2002, except for the following new/revised SSAPs which are effective and have been adopted for the first time in preparation of the current period's condensed consolidated financial statements:

SSAP 1 (Revised)	:	"Presentation of Financial Statements"
SSAP 11 (Revised)	:	"Foreign Currency Translation"
SSAP 15 (Revised)	:	"Cash Flow Statements"
SSAP 25 (Revised)	:	"Interim Financial Reporting"
SSAP 34	:	"Employee Benefits"

In accordance with SSAP 1 (Revised) "Presentation of financial statements", the consolidated statement of recognised gains and losses is replaced by the consolidated statement of changes in equity and in accordance with SSAP 15 (Revised) "Cash flow statements", the preparation of the cash flow statement is modified as required.

The adoption of the SSAP 34 and SSAP 11 (Revised) have no significant impact on the Group's financial results except that certain associates of the Group has chosen to recognise the entire transitional liabilities arising from the change in accounting policy for the retirement scheme, pursuant to the transitional provisions prescribed in the accounting standard. As these changes in according policy have been applied retrospectively and thus have resulted in adjustments of HK$76,987,000 to the interest in associates of the Group and the opening balance of retained profits as at 1st July, 2002.

No restatement of the comparative information has been made.

2 SEGMENTAL INFORMATION

Business segments

The business upon which the Group reports its primary segment information is as follows:

Property leasing	—	property rental
Hotel operation	—	hotel operations and management
Department store	—	department store operations and management
Infrastructure	—	infrastructure project investment
Others	—	sale of properties, provision of cleaning and security guard services and provision of information technology services

Segment information about these businesses is presented below:

	For the six months ended 31st December, 2002						
	Property leasing	Hotel operation	Department store	Infrastructure	Others	Eliminations	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
INCOME AND RESULTS							
Turnover	275,365	44,544	61,873	112,648	106,369	—	600,799
Other operating income	1,301	—	298	85	36,749	—	38,433
External income	276,666	44,544	62,171	112,733	143,118	—	639,232
Inter-segment income	30,611	—	—	—	2,576	(33,187)	—
Total income	307,277	44,544	62,171	112,733	145,694	(33,187)	639,232
Inter-segment sales were charged at prices determined by management with reference to market prices.							
Segment results	156,383	(2,948)	(544)	74,662	16,169	—	243,722
Interest income							17,002
Loss on disposal of investments in securities							(253)
Unrealised holding loss on investments in securities							(39,711)
Impairment loss on property, plant and equipment recognised							(14,318)
Unallocated corporate expenses							(11,412)
Profit from operations							195,030
Finance costs							(19,668)
Share of results of associates							747,738
Amortisation of goodwill							(22,000)
Profit before taxation							901,100
Taxation							(85,457)
Profit before minority interests							815,643
Minority interests							(21,295)
Net profit for the period							794,348

	For the six months ended 31st December, 2001						
	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	255,047	44,487	86,221	117,639	95,888	—	599,282
Other operating income	—	—	1,988	376	37,127	—	39,491
External income	255,047	44,487	88,209	118,015	133,015	—	638,773
Inter-segment income	30,842	—	—	—	2,181	(33,023)	—
Total income	285,889	44,487	88,209	118,015	135,196	(33,023)	638,773
Inter-segment sales were charged at prices determined by management with reference to market prices.							
Segment results	169,483	(5,544)	1,288	81,340	(14,952)	1,041	232,656
Interest income							16,163
Unrealised holding gain on investments in securities							4,546
Unallocated corporate expenses							(16,961)
Profit from operations							236,404
Finance costs							(37,559)
Share of results of associates							674,748
Profit before taxation							873,593
Taxation							(88,084)
Profit before minority interests							785,509
Minority interests							(17,311)
Net profit for the period							768,198

Geographical segments

The Group's sale of properties, property leasing, hotel operation, department store operation, security guard services and information technology services are carried out in Hong Kong. Infrastructure is carried out in other regions of the People's Republic of China ("PRC").

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

	For the six months ended 31st December, 2002			
	Hong Kong	**PRC**	**Eliminations**	**Consolidated**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Turnover	**482,523**	**118,276**	**—**	**600,799**
Other operating income	**36,266**	**2,167**	**—**	**38,433**
External income	**518,789**	**120,443**	**—**	**639,232**
Inter-segment income	**33,187**	**—**	**(33,187)**	**—**
Total income	**551,976**	**120,443**	**(33,187)**	**639,232**
Segment results	**187,392**	**56,330**	**—**	**243,722**

	For the six months ended 31st December, 2001			
	Hong Kong	PRC	Eliminations	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	482,584	116,698	—	599,282
Other operating income	39,115	376	—	39,491
External income	521,699	117,074	—	638,773
Inter-segment income	33,023	—	(33,023)	—
Total income	554,722	117,074	(33,023)	638,773
Segment results	138,613	93,002	1,041	232,656

3 PROFIT BEFORE TAXATION

The consolidated profit from ordinary activities before taxation is arrived at after charging:

(a) Finance costs

	For the six months ended 31st December	
	2002	2001
	HK$'000	HK$'000
Interest on:		
— Bank loans and overdrafts	**17,890**	31,649
— Finance leases	**45**	122
— Other borrowings	**1,733**	5,788
	19,668	37,559

(b) Items other than those separately disclosed in Notes 2 and 3(a):

	For the six months ended 31st December	
	2002	2001
	HK$'000	HK$'000
Amortisation and depreciation	**35,451**	44,107
Staff costs	**103,413**	114,223
Cost of sales		
— completed properties for sale	**304**	108
— inventories	**63,999**	64,806

4 **TAXATION**

(a) Taxation in the consolidated income statement represents:

	For the six months ended 31st December	
	2002	2001
	HK$'000	HK$'000
The Group		
— Hong Kong	**15,974**	19,636
— Other regions in the PRC	**6,256**	3,033
	22,230	22,669
Share of tax on results of associates	**63,227**	65,415
	85,457	88,084

Provision for Hong Kong profits tax has been made at 16% (2001: 16%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign jurisdiction during the period.

(b) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

5 **DIVIDENDS**

	For the six months ended 31st December	
	2002	2001
	HK$'000	HK$'000
Interim dividend at HK$0.11 per share (2001: HK$0.11 per share)	**309,906**	309,906

6 **EARNINGS PER SHARE**

The calculation of earnings per share is based on the net profit for the period of HK$794,348,000 (2001: HK$768,198,000) and on 2,817,327,395 (2001: 2,817,327,395) ordinary shares in issue during the period. Diluted earnings per share is not shown as there were no dilutive potential shares in existence for the six months ended 31st December, 2002 and 31st December, 2001.

7 **COMPARATIVE FIGURES**

Certain comparative figures have been reclassified to conform with the current period's presentation.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 11th April, 2003 to Tuesday, 15th April, 2003, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Thursday, 10th April, 2003. Warrants for the interim dividend will be sent to shareholders on Wednesday, 23rd April, 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

The consolidated profit of the Group for the six months ended 31st December, 2002 amounted to HK$794 million, representing an increase of 3% as that recorded in the corresponding period in the previous financial year. Despite the adverse economic condition in Hong Kong during the period under review, the results of the Group had remained steady due to the diversity of the Group's businesses and the Group's continuous efforts made in the area of cost control.

Property Rental

Although there were adjustments made to rental rates in the local investment property sector generally in response to the decline in the overall economy, the major component of the Group's rental property portfolio is mainly comprised of retail shopping centres located in new towns with stable patronage. Further, tourists' spending brought about by the arrival of large number of visitors from Mainland China was also favourable to the retail shopping property sector. During the period under review, the total gross rental income of the Group amounted to approximately HK$307 million, showing an increase of 7% over that registered in the corresponding period in the previous financial year. The average occupancy level of the core rental properties of the Group was able to be maintained at 95%, being almost the same level as that recorded in the corresponding period of the previous financial year. As at the end of the period under review, the rental property portfolio of the Group totally amounted to 1.85 million sq.ft.

Hotel & Department Store Operations

Benefiting from recent simplification of tourist entry procedures undertaken by the Hong Kong Government to facilitate visitors arriving from Mainland China, the Newton Hotel Hong Kong

and the Newton Hotel Kowloon operated by the Group recorded an average occupancy level of 91% during the period under review whilst room tariff rates had been kept steady. Turnover of the retailing business of the Group, operated under its Citistore outlets, recorded a decrease in the period under review as compared to that of the corresponding period in the previous financial year.

Security Services

Megastrength Security Services Company Limited is wholly owned by the Group and provides comprehensive professional security management services which include the provision of security guards, security services for property premises, crisis management and contingency planning services as well as security services in shopping centres and hotels. Business of this company has developed further in the period under review.

Other Investments

During the period under review, major investments of China Investment Group Limited which is 64% held by the Group are mainly represented by the ownership of two toll-roads and three toll-bridges in Mainland China and this subsidiary is also engaged in retailing business. This subsidiary recorded a loss of approximately HK$3 million as a result of provisions made in the amount of HK$10.46 million in respect of the re-organisation of its retailing business in Mainland China. The infrastructural investment projects are anticipated to continue to provide stable return to the Group.

Associated Companies

The Hong Kong and China Gas Company Limited recorded steady growth for the year 2002, with turnover amounted to HK$6,878 million showing an increase of 0.3%. Profit attributable to shareholders amounted to HK$3,087 million and HK$653 million was invested in development of pipeline and other infrastructures. The number of customers increased by 63,330 households to 1,470,738 households. This group operates five amongst a total of twelve liquefied petroleum gas ("LPG") filling stations in Hong Kong and the current market share in this segment is about 33%.

On the property development front, the project plan for Ma Tau Kok South Plant site was finalized in 2002. It comprises five residential towers and a commercial podium, with a gross footage of over 1,100,000 sq. ft., to be completed in 2005. Phase I of the Airport Railway Hong Kong Station project which this group owned 15% is almost completely rented. Phase II which includes office and commercial properties, a hotel and a service apartment building will be completed in 2003 and 2004 respectively. The Sai Wan Ho Ferry Concourse project which this group owns 50% is making satisfactory progress and is expected to be completed in 2005. Among its businesses in Mainland China, the State Ministry of Foreign Trade and Economic Cooperation has approved the group to register its holding company, The Hong Kong & China Gas Investment Limited, for the purpose of managing investment projects in the Mainland, including businesses in areas such as Guangdong, Jiangsu and Shandong. Currently there are twelve joint venture pipeline gas projects in Mainland China including the Guangdong Liquefied Natural Gas Receiving Terminal and the national West-to-East gas pipeline project. In view of the adverse economic condition in Hong Kong, Towngas tariff and maintenance fee have been frozen at the 1998 level to reduce customer hardship. The group endeavours to grow its business by improving

its efficiency and productivity, and developing new markets. The group has received several achievement awards in the area of management and customer services, including consecutively being ranked among the top ten companies in Hong Kong in the Far Eastern Economic Review's Survey of Asia's Leading Companies.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated profit after tax of HK$358 million in the financial year ended 31st December, 2002, showing an increase of 27% compared to that recorded in the previous year. This was mainly attributed to the sales proceeds of the residential portion of Phase 1 of Metro Harbour View. Another two projects at 222 Tai Kok Tsui Road and 6 Cho Yuen Street in Yau Tong will commence once the amount of land premium for rezoning is finalized with the government. Ferry and shipyard related business recorded a HK$68 million operational loss during the year due to impairment in asset value. Operational profit related to tourist and hotel operations has also been reduced by 22%, amounted to HK$3.8 million, due to the poor local consumption level. Sales proceeds from the residential units of Metro Harbour View will remain the main source of income for this group. The commercial portion of this project, namely, the Metro Harbour Plaza, will be completed in 2003 and will serve as a steady income source for this group in the future.

Miramar Hotel and Investment Company, Limited recorded HK$89 million in unaudited profit attributable to shareholders for the six months ended 30th September, 2002, representing an increase of 10.3% over that recorded in the corresponding period in the previous financial year. Despite the continuing poor rental rates due to the adverse local economic condition, Miramar Shopping Arcade and Miramar Tower recorded occupancy levels of over 90%, and the shopping arcade of Hotel Miramar was nearly totally rented. Overall rental income has only shown a mild decrease. During the period, the occupancy rate of the hotel has stabilized although pressure to adjust the room tariff rate downward still existed. Average occupancy rate had slightly increased by 3% compared to that of the previous year, enabling a slight growth in hotel profit. The business performance of this group for the second half of the financial year is anticipated to be satisfactory.

Henderson Cyber Limited

Henderson Cyber Limited reported loss attributable to shareholders of approximately HK$13 million for the six months ended 31st December, 2002, showing a significant improvement of 57% compared with that for the corresponding period in the previous year. During the period, this group further developed iCare's broadband services, Internet services, IDD services and retail businesses; users and subscribers grew to a total of 275,000 as at the end of 2002. During the period under review, Eastar has commenced development of the second phase of its local wireless Fixed Telecommunications Network Services ("FTNS") network infrastructure to meet Office of Telecommunications Authority of Hong Kong's ("OFTA") requirements. Future Home has also designed and installed various management and monitoring systems in a number of housing estates.

Privatisation Scheme

On 29th November, 2002, Henderson Land Development Company Limited made an announcement to offer HK$7.60 in cash as cancellation price for each share in the Company under a privatisation proposal. According to the rules under the "Codes on Takeovers and Mergers and Share Repurchases", one of the conditions to be met is that shareholders who voted against the Scheme cannot exceed 10% in value of all the shares held by independent minority shareholders of the Company. At the Court Meeting held on 2nd January, 2003, notwithstanding

that 85.6% of independent minority shareholders of the Company voted in favour of the privatisation proposal, since the shareholders that voted against the Scheme exceeded the stipulated the 10% level as mentioned above, the Scheme cannot become effective and has therefore lapsed.

FINANCIAL REVIEW

Review of results

During the six-month period that ended on 31st December, 2002, the Group's turnover amounted to approximately HK$601 million, similar to that recorded in the corresponding period in the previous financial year.

The Group's profit attributable to shareholders amounted to approximately HK$794 million in the period under review, representing a 3.4% increase over that recorded in the corresponding period in the previous financial year. This increase was mainly attributed to a 10.8% increase in the share of results of the listed associates.

The Group's profit from rental properties amounted to approximately HK$156 million in the interim period under review based on total income generating from property rental of approximately HK$307 million. These compared with profit and total income generated from rental properties of HK$169 million and HK$286 million respectively recorded in the corresponding period in the previous financial year. In respect of the core investment property portfolio, the Group's strategy to invest in retail shopping centres situate in the centre of new towns and transportation nodes has contributed to stable recurrent income, as evidenced by the resilience in rental performance amidst a period of economic slowdown.

During the period under review, the hotel operation of the Group, after deducting all relevant operating costs and expenses, recorded a loss of approximately HK$3 million in segmental result as compared to a loss of HK$5 million in the interim period ending 31st December, 2001. As for the Group's department store operation, a small loss of approximately HK$0.5 million was registered amidst the continuous deflationary environment prevailing, as compared to a profit of approximately HK$1.3 million registered in the corresponding period in the previous financial year.

The Group's result from its infrastructure projects in Mainland China, operated under the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$75 million as compared to HK$81 million recorded for the corresponding period in the previous financial year. This reduced contribution was mainly attributed to slight drop in traffic flow and revenues in respect of the toll roads and bridges in the period under review. Apart from engaging in infrastructural projects, China Investment Group Limited was also involved in retailing business in Mainland China. After minority interests, deduction of operating expenses and depreciation as well as accounting for HK$10 million in impairment loss provision in respect of the re-organisation of its retailing business in Mainland China, a loss of approximately HK$3 million was incurred by this subsidiary in the interim period under review.

Other business activities of the Group registered a combined profit of approximately HK$16 million in the financial period under review, as compared to a loss of HK$15 million recorded in

the corresponding period in the previous financial year. Such business activities included the information technology services business which incurred a loss of approximately HK$13 million whilst the Group's security services business and other businesses had shown satisfactory results during the period under review.

Share of profit less losses of associates of the Group was mainly represented by contributions from the Group's investment in the three listed associates, totalling approximately HK$748 million, representing a 10.8% increase over that recorded in the corresponding period of the previous financial year, and evidencing the resilient and recurrent nature of this income source despite adverse economic conditions.

Financial Resources and Liquidity

As at 31st December, 2002, shareholders' fund of the Group amounted to approximately HK$19,279 million showing a decrease of 3.4% from the level recorded as at 30th June, 2002. The Group is in a strong financial position and possesses a large capital base whilst the net debt position remains low by comparison. The Group's total net bank borrowing, after deducting cash holdings of approximately HK$448 million, amounted to approximately HK$171 million as at 31st December, 2002. Except for the portion of the bank borrowings that amounted to approximately HK$300 million related to a subsidiary of the Group that engages in infrastructure investments in Mainland China, all of the Group's borrowings were unsecured and with the vast majority being obtained on a committed term basis. With substantial committed banking facilities in place and continuous cash inflow from a solid base of recurrent income, the Group has adequate sources for funding its ongoing operations as well as future expansion.

The Group did not undertake any significant acquisition or disposal of assets outside its core business during the interim period under review.

Loan Maturity Profile

The maturity profiles of the Group's bank loans and borrowings outstanding as at 31st December, 2002 and 30th June, 2002 respectively are summarised as follows:

	As at 31st December, 2002 (HK$'000)	**As at 30th June, 2002 (HK$'000)**
Bank Loans and Borrowings Repayable:		
Within 1 year	**404,804**	431,190
After 1 year but within 2 years	**86,909**	996,304
After 2 years but within 5 years	**94,182**	70,870
After 5 years	**32,638**	65,275
Total Bank Loans and Borrowings	**618,533**	1,563,639
Less: Cash at bank and in hand	**(447,541)**	(667,601)
Total Net Bank Borrowings	**170,992**	896,038

Gearing ratio

As at the end of the period under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholder's fund

amounted to 0.9%, showing a reduction from the 4.5% that was registered as at 30th June, 2002. The Group's total interest expense was recorded at approximately HK$20 million for the six-month ended 31st December, 2002. Profit from operations of HK$195 million covered the total interest expense by 9.8 times for the period under review.

Interest Rate Exposure and Exchange Rate Exposure

The Group's financing and treasury activities were managed centrally at the corporate level. Banking facilities obtained by the Group to finance its Hong Kong operations were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. In respect of the Group's subsidiary, China Investment Group Limited, a portion of its borrowings was denominated in Renminbi during the period under review to fund its infrastructure projects in Mainland China. As a whole, the core operations of the Group can therefore be considered as not exposed to foreign exchange rate risk to any significant extent. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. As at 31st December, 2002, the Group has no outstanding currency or interest rate swap contracts.

Capital Commitments

As at 31st December, 2002, capital commitments of the Group amounted to HK$19 million as compared with HK$16 million as at 30th June, 2002. These were mainly made up of contracted commitment of the Group for acquisition of property, plant and equipment, and for property development and renovation expenditure. Other commitments of the Group were related to operating lease commitments being mainly rentals payable by the Group for retail shopping premises and telecommunication network facilities and these decreased to 415 million as at the end of the period under review from HK$466 million that was recorded as at 30th June, 2002.

Contingent Liabilities

Contingent liabilities of the Group amounted to HK$12 million as at 31st December, 2002 which stood at the same level as that recorded at 30th June, 2002. This was related to a performance bond guaranteed by a bank on behalf of a subsidiary company in accordance with the terms of the fixed telecommunications network services licence granted to the Group.

Use of Capital and Funding

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

EMPLOYEES

As at 31st December, 2002, the number of employees of the Group was about 1,600. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees of the Group who are full-time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber in accordance with the terms and conditions of the share option scheme approved by Henderson Cyber at an extraordinary general meeting held on 28th June, 2000.

Total employees' costs amounted to HK$103 million for the six months ended 31st December, 2002 and HK$114 million for the corresponding period of last year.

PROSPECTS

Notwithstanding that the war in Iraq will bring about uncertainties in the global economy, Mainland China is still anticipated to be able to maintain steady economic growth. Further, as exchange rates of the Hong Kong currency had already adjusted downwards alongside with the falling value of the U.S. counter-part, in-bound tourists as well as local exports continued to grow. Together with the government steps now taken to speed up and bring out the synergy effects of the merging of the Hong Kong and Pearl River Delta region, these factors contribute positively to the local economy.

In mid November of last year, the Hong Kong Government announced the implementation of nine measures aiming to stabilise the local property market. The Government had further laid down in a clear manner the policy directions and strategic role of the Government in the local property market in the long term. Under the new policy, the Government's role will only be confined to making orderly adjustments in overall land supply, whereas development and supply of housing will principally be left with private property developers. These long term policies lay a good foundation for the healthy development of the local property market, and will contribute towards reviving the long term economic growth of the local economy.

In light of the competitive market condition, the Group continuously reviews its land resources with a view to enhance their value and investment return. The Group also endeavours to raise the standard of its products and strengthen the after-sales services to customers of the Group. Where applicable, new construction techniques and building materials will be used to bring about improvements in increasing efficiency and the reduction of costs. The major investment properties owned by the Group mainly comprise large-scale shopping centres, located close to the mass transit and mainline railway networks with heavy pedestrian traffic, enjoying relatively stable occupancies and steady rental rates. This rental property portfolio is a major source for the growth of the Group's stable recurrent income. Further, as the Government takes active steps to promote the tourism industry and provide access to facilitate visitors from Mainland China coming to conduct business in Hong Kong, this will bring about a large increase in the number of visitors from Mainland China particularly after the establishment of the 24-hour immigration check points at Lok Ma Chau and simplification of entry procedures for in-bound visitors by the Hong Kong Government. Such increase of visitors from Mainland China will boost business turnover in the hotel, retailing and catering industries in Hong Kong and will also have a positive effect on the various business operations of the Group. In the absence of unforeseen circumstances, it is anticipated that the performance of the Group for the whole year of the current financial year will remain steady.

Finally, I would like to take this opportunity to thank members of the Board and all staff of the Group for their hard work.

INTERIM REPORT

The interim report containing the detailed information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
John Yip
Secretary

Hong Kong, 20th March, 2003

Please also refer to the published version of this announcement in South China Morning Post.